November 28, 2005

Ms. Angela Connell

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Northern Trust Corporation Form 10-K for the fiscal year
ended December 31, 2004
Filed March 14, 2005
File No. 0-05965

Dear Ms. Connell:

We have reviewed your letter of November 14, 2005, requesting disclosures in future filings in addition to those that you requested in your comment letter dated September 13, 2005. The following are the responses of Northern Trust Corporation (“Northern Trust” or “Corporation”) to the additional comments of the Securities and Exchange Commission (the “Commission”).

As in our previous letter dated September 27, 2005, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Note 18 – Other Operating Income and Expenses, page 83

1.	We note your response to comment 1 from our letter dated September 13, 2005. Please revise future filings to provide the disclosures required by paragraph 23 with respect to your direct-finance leases.

Response: Northern Trust has reviewed the Commission’s comment and will provide the requested disclosures in its Form 10-K at December 31, 2005 and in all subsequent Form 10-K filings as appropriate.

2.	Please revise future filings to disclose the components of your investment in leveraged leases as set forth in paragraph 43 of SFAS 13.

Response: Northern Trust has reviewed the Commission’s comment and will provide the requested disclosures in its Form 10-K at December 31, 2005 and in all subsequent Form 10-K filings as appropriate.

*****

Ms. Angela Connell

Senior Accountant

U.S. Securities and Exchange Commission

November 28, 2005

The Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 630-6694 or Richard D. Kukla, Senior Vice President, Deputy Controller at (312) 444-7408.

Very truly yours,

/s/ Aileen B. Blake
Aileen B. Blake
Executive Vice President, Controller

cc: Isa Farhat

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